# FinlitX Global Corporation

**CPA REVIEWED**

**FINANCIAL STATEMENTS**

**For the Period**

**January 1, 2023 To December 31, 2023**

**Prepared Under Generally Accepted Accounting Principles (GAAP)**

# TABLE OF CONTENTS

**OHR CPA (Accounting Consultant)**

HasanCPA.Finance@gmail.com
121 South Fruit Street
Concord, NJ 33201

INDEPENDENT ACCOUNTS' REVIEW REPORT

March 15, 2024

Re: FinlitX Global Corporation

To Whom It May Concern

We have reviewed the accompanying Balance Sheet, Statement of Comprehensive Income, Statement of Cash Flows, and Statement of Changes in Shareholders' Equity of FinLitX Global Corporation, as of December 31, 2023, along with the related statement of operations, general ledger report, and bank transactions for the period extending from January 1, 2023, to December 31, 2023. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures or obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

**Review Statement**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with accounting principles generally accepted in the United State of America.

**Other Reporting Requirements**

In accordance to the above statement, we have also issued our report dated March 15, 2024 on our consideration of FinlitX Global Corporation, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal controls over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering FinlitX Global Corporation, with internal control over financial reporting and compliance.



Osama Hasan
Certified Public Accountant
Licensed# 08027

See notes to the Financial Statement

**FinLitX Global Corporation**
**Balance Sheet**
**(Unaudited)**

|  | As of |
|---|---|
|  | December 31, 2023 |

| ASSETS | | |
|---|---|---|
| Cash | $ | 1,004,690 |
| Accounts receivable | | 97,128 |
| Total current assets | | 1,101,818 |
| | | |
| Equipment | | 78,300 |
| Total Fixed Assets | | 78,300 |
| | | |
| Total assets | $ | 1,180,118 |

| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
|---|---|---|
| | | |
| Accounts payable | $ | 95,001 |
| Accrued interest payable | | - |
| Total current liabilities | | 95,001 |
| | | |
| Total Liabilities | | 95,001 |
| | | |
| Common stock, par value $01; 2,000,000 shares authorized, 725,000 issued and outstanding | | - |
| Common stock, par value $001; 2000,000 shares authorized, 800,000 issued and outstanding | | 8,000 |
| Paid-in-capital | | 72,760 |
| Retained earnings | | 590,163 |
| | | |
| Total shareholders' equity | | 670,923 |
| | | |
| Total liabilities and shareholders' equity | $ | 765,924 |

**FinLitX Global Corporation**
**Statement of Comprehensive Income**
**(Unaudited)**

|  | For the Period January 1, 2023 to December 31, 2023 |
|---|---|
| Revenue | $ 1,825,407 |
| COGS | 849,622 |
| Gross Profit | 975,785 |
|  |  |
| Expenses: |  |
| Sales and marketing | 212,713 |
| General and administrative | 142,655 |
| Research and development | 103,014 |
| Total expenses | 458,382 |
|  |  |
| Net income before taxes | 517,403 |
| Provision for income taxes | - |
|  |  |
| Net income | $ 517,403 |

**FinLitX Global Corporation**
**Statements of Cash Flows**
**(Unaudited)**

|  | For the Period<br>January 1, 2023<br>to<br>December 31, 2023 |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 517,403 |
| Changes in operating assets and liabilities: | |
| Accounts payable | 95,001 |
| Accrued interest payable | - |
| Accounts receivable | (97,128) |
| Net cash provided by operating activities | 515,276 |
| | |
| **Cash flows from investing activities** | |
| Capital expenditures | |
| Net cash used in investing activities | - |
| | |
| **Cash flows from financing activities:** | |
| Proceeds from issuance of preferred stock | - |
| | |
| Net cash provided by financing activities | - |
| | |
| **Net cash increase for period** | 515,276 |
| Cash at beginning of period | 489,414 |
| **Cash at end of year** | $ 1,004,690 |
| | |
| Supplemental disclosure of cash flow information: | |
| Cash paid during the period for: | |
| Income taxes | $ - |
| Interest | $ - |

**FinLitX Global Corporation**
**Statement of Changes in Shareholders' Equity**
**For the Period January 1, 2023 to December 31, 2023**
**(Unaudited)**

| | Common Stock | | Preferred Stock | | | Retained | Total Shareholders' |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Shares | Amount | Paid-in-Capital | Earnings | Deficit |
| **Balance, January 01, 2023** | 727,202 | $ 7,250 | 800,000 | $ - | $ 72,760 | $ - | $ 72,760 |
| | | | | | | | |
| Sale of common stock | | - | | | - | | - |
| Sale of preferred stock | | | | | | | - |
| Net income | | | | | | 517,403 | 517,403 |
| **Balance, December 31, 2023** | 727,202 | $ - | 800,000 | $ - | $ 72,760 | $ 517,403 | $ 590,163 |

FinLitX Global Corporation

**Notes to the Financial Statements**
**For the Year Ended December 31, 2023**

## NOTE I - ORGANIZATION

FinlitX Global Corporation (FinLitX GC) is a FinTech firm specializing in education technology. FinlitX Global Corporation provides an artificial intelligence curated autonomous e-learning platform that teaches financial literacy, reducing institution costs, improving learning outcomes and providing access for disadvantaged populations. FinlitX GC has offices in Brooklyn, New York, Philadelphia, Pennsylvania and Miami Beach, Florida. FinlitX GC was incorporated as a new technology venture in September 2022, however, has more than 16 years' experience in the education and technology industry sectors.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the period ended December 31, 2023.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

<u>Cash and Cash Equivalent</u>: Cash consists of cash in hand or on deposit with the bank until December 31, 2023.

<u>Investing Activities</u>: Investing activities include making and collecting loans, purchasing, and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the business.

<u>Financing Activities</u>: Financing activities include borrowing money and repaying or settling the obligation and obtaining equity from owners and providing owners with a return on, or return of, their investment.

<u>Income Taxes</u>: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

**NOTE 3 – FINLITX GLOBAL CORPORATION CAPITALIZATION TABLE**

## Cap Table

| | Company Valuation Total Value ($) | Per Share ($) | # of Shares | % of Total |
|---|---|---|---|---|
| Series A | | | | |
| Pre-Money Valuation | $4,000,000 | $5.00 | 800,000 | 52.40% |
| New Equity Raised | $3,636,010 | $5.00 | 727,202 | 47.60% |
| **Post-Money Valuation** | **$7,636,010** | **$5.00** | **1,527,202** | **100.00%** |

| Company Ownership Cap Table | | | | | |
|---|---|---|---|---|---|
| | | | | | |
| **Shareholders** | **Capital ($)** | **Common Shares** | **Preferred Shares** | **Total Shares** | **% Ownership** |
| Dwayne Alexis Samuels | $2,500,000 | | 500,000 | 500,000 | 32.7 |
| Natasha Seay | $1,500,000 | | 300,000 | 300,000 | 19.6 |
| Harold Epps | $1,000,000 | 200,000 | | 200,000 | 13.1 |
| Kevin T. Bell | $625,000 | 125,000 | | 125,000 | 8 |
| Jeffrey Gardere, PhD | $625,000 | 125,000 | | 125,000 | 8 |
| Terrence Roberts, PhD | $625,000 | 125,000 | | 125,000 | 8 |
| Abbas Moloo | $125,000 | 25,000 | | 25,000 | 1.6 |
| James Amoroso | $625,000 | 125,000 | | 125,000 | 8 |
| FGC Trust | $11,010 | 2202 | | 2202 | 1 |
| **Total** | **$7,636,010** | **727202** | **800,000** | **1,527,202** | **100** |

## NOTE 4 - FINANCIAL INSTRUMENTS

The Company financial instruments are primarily comprised of short-term, notes receivable and notes payable. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on the assumptions, management believes the fair market values of the company's financial instruments are not materially different from their recorded amounts as of December 31, 2023, or the earliest date such instruments were issued.

## NOTE 5 - CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements or reclassifications have been made in these financial statements during the year.

## NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions through December 31, 2023, to determine the need for any adjustments to and/or disclosures within the financial statements as for the year ended December 31, 2023. The management has performed such analysis through March 15, 2024, the date the financial statements were available to be issued.

_____

# FinlitX Global Corporation

## CPA REVIEWED FINANCIAL STATEMENTS

**For the Period**

**September 28, 2022 (Inception)**

**To**

**December 31, 2022**

Prepared Under Generally Accepted Accounting Principles (GAAP)

# CONTENTS

Hasancpa.finance@gmail.com
121 South Fruit Street
Concord, NH 33201

August 15, 2023             INDEPENDENT ACCOUNTS' REVIEW REPORT

Re:    FinlitX Global Corporation

## To Whom It May Concern

We have reviewed the accompanying Balance Sheet, Statement of Comprehensive Income, Statement of Cash Flows, and Statement of Changes in Shareholders' Equity of FinLitX Global Corporation, as of December 31, 2022 along with the related statement of operations, general ledger report, and bank transactions for the period extending from September 28, 2022 to December 31, 2022. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures or obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

## Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

## Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated **August 15, 2023** on our consideration of FinlitX Global Corporation, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of

Hasancpa.finance@gmail.com
121 South Fruit Street
Concord, NH 33201

internal controls over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is a n integral part of a financial review performed in accordance with the GAAP standard, in considering FinlitX Global Corporation, with internal control over financial reporting and compliance.



Osama Hasan
Certified Public Accountant
Licensed# 08027

**FINLITX GLOBAL CORPORATION**
**BALANCE SHEET**
(Unaudited)

|  |  | December 31, 2022 |
| --- | --- | --- |
| **ASSETS** |  |  |
| Cash | $ | 25,000 |
| Accounts receivable |  | 22,215 |
| Total current assets |  | 47,215 |
|  |  |  |
| Equipment |  | 52,000 |
| Total Fixed Assets |  | 52,000 |
|  |  |  |
| Total assets | $ | 99,215 |
|  |  |  |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** |  |  |
|  |  |  |
| Accounts payable | $ | 16,486 |
| Accrued interest payabe |  | 153 |
| Total current liabilities |  | 16,639 |
|  |  |  |
| Total Liabilities |  | 16,639 |
|  |  |  |
| Common stock, par value $01; 2,000,000 shares authorized, 725,000 issued and outstanding |  | 7,250 |
| Common stock, par value $001; 2000,000 shares authorized, 800,000 issued and outstanding |  | 8,000 |
| Paid-in-capital |  | 61,750 |
| Retained earnings |  | 5,576 |
|  |  |  |
| Total shareholders' equity |  | 82,576 |
|  |  |  |
| Total liabilities and  shareholders' equity | $ | 99,215 |

**FinLitX Global Corporation**
**Statement of Comprehensive Income**
**(Unaudited)**

| | | For the Period<br>September 28, 2022<br>(Inception) to<br>December 31, 2022 |
|---|---|---|
| Revenue | $ | 22,215 |
| COGS | | 9,178 |
| Gross Profit | | 13,037 |
| | | |
| Expenses: | | |
| Sales and marketing | | 1,814 |
| General and administrative | | 3,425 |
| Research and development | | 2,222 |
| Total expenses | | 7,461 |
| | | |
| Net income before taxes | | 5,576 |
| Provision for income taxes | | - |
| | | |
| Net income | $ | 5,576 |

**FinLitX Global Corporation**
**Statements of Cash Flows**
**(Unaudited)**

| | | For the Period<br>September 28, 2022<br>(Inception) to<br>December 31, 2022 |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net income | $ | 5,576 |
| Changes in operating assets and liabilities: | | |
| Accounts payable | | 16,486 |
| Accrued interest payable | | 153 |
| Accounts receivable | | (22,215) |
| Net cash provided by operating activities | | - |
| | | |
| **Cash flows from investing activities** | | |
| Capital expenditures | | |
| Net cash used in investing activities | | - |
| | | |
| **Cash flows from financing activities:** | | |
| Proceeds from issuance of preferred stock | | 25,000 |
| | | |
| Net cash provided by financing activities | | 25,000 |
| | | |
| **Net cash increase for period** | | 25,000 |
| Cash at beginning of period | | - |
| **Cash at end of year** | $ | 25,000 |

| | | |
|---|---|---:|
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for: | | |
| Income taxes | $ | - |
| Interest | $ | - |

See notes to the financial statements

**FinLitX Global Corporation**
**Statement of Changes in Shareholders' Equity**
**For the Period September 28, 2022 (Inception) to December 31, 2022**
**(Unaudited)**

| | Common Stock | | Preferred Stock | | | | Total Shareholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Paid-in-Capital | Retained Earnings | Deficit |
| **Balance, September 28, 2022** | - | $ - | - | $ - | $ 52,000 | $ - | $ 52,000 |
| Sale of common stock | 725,000 | 7,250 | | | (7,250) | | - |
| Sale of preferred stock | | | 800,000 | 8,000 | 17,000 | | 25,000 |
| Net income | | | | | | 5,576 | 5,576 |
| **Balance, December 31, 2022** | 725,000 | $ 7,250 | 800,000 | $ 8,000 | $ 61,750 | $ 5,576 | $ 82,576 |

See notes to the financial statements

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

**FinLitX Global Corporation**

## Notes to the Financial Statements
## For the Year Ended December 31, 2022

### NOTE I - ORGANIZATION

FinlitX Global Corporation (FinLitX GC) is a FinTech firm specializing in education technology. FinlitX Global Corporation provides an artificial intelligence curated autonomous e-learning platform that teaches financial literacy, reducing institution costs, improving learning outcomes and providing access for disadvantaged populations. FinlitX GC has offices in Brooklyn, New York, Philadelphia, Pennsylvania and Miami Beach, Florida. FinlitX GC was incorporated as a new technology venture in September 2022, however has more than 16 years' experience in the education and technology industry sectors.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectible. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended December 31, 2022.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Property and Equipment: The Company values its investment in property and equipment at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated service life of the assets being depreciated.

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

Cash and Cash Equivalent: Cash consists of cash in hand or on deposit with the bank until December 31, 2022.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the business.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Income Taxes: For U.S. federal income tax purposes, taxes related to income earned by the company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition. The stockholder is taxed on their proportionate share of the Company's taxable income. Accordingly, no provisions or liability for income taxes are included in these financial statements. The Company recognizes interest and penalties as operating expenses in the year they are incurred.

## NOTE 3 - FINLITX GLOBAL CAPITALIZATION TABLE

### Cap Table

| | Company Valuation | | | |
|---|---|---|---|---|
| | Total Value($) | Per Share($) | # of Shares | % of Total |
| **Series A** | | | | |
| Pre-Money Valuation | $4,000,000 | $5.00 | 800,000 | 52.50% |
| New Equity Raised | $3,625,000 | $5.00 | 725,000 | 47.50% |
| **Post-Money Valuation** | **$7,625,000** | **$5.00** | **1,525,000** | **100.00%** |

### Company Ownership Cap Table

| | Capital($) | Common Shares | Pref. Shares | Total Shares | % Ownership |
|---|---|---|---|---|---|
| **Shareholders** | | | | | |
| Dwayne Alexis Samuels | $2,500,000 | | 500,000 | 500,000 | 32.8% |
| Natasha Seay | $1,500,000 | | 300,000 | 300,000 | 19.7% |
| Harold Epps | $1,000,000 | 200,000 | | 200,000 | 13.1% |
| Kevin T. Bell | $625,000 | 125,000 | | 125,000 | 8.2% |
| Jeffrey Gardere, PhD | $625,000 | 125,000 | | 125,000 | 8.2% |
| Terrence Roberts, PhD | $625,000 | 125,000 | | 125,000 | 8.2% |
| Abbas Moloo | $125,000 | 25,000 | | 25,000 | 1.6% |
| James Amoroso | $625,000 | 125,000 | | 125,000 | 8.2% |
| **Total** | **$7,625,000** | **725,000** | **800,000** | **1,525,000** | **100.0%** |

Hasancpa.finance@gmail.com
121 South, Street Concord, NH 33201

## NOTE 4 - FINANCIAL INSTRUMENTS

The Company financial instruments are primarily comprised of short-term, notes receivable and notes payable. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on the assumptions, management believes the fair market values of the company's financial instruments are not materially different from their recorded amounts as of December 31, 2021, or the earliest date such instruments were issued.

## NOTE 5 - CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.

## NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to December 31, 2022 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the year ended December 31, 2022. The management has performed such analysis through August 15, 2023, the date the financial statements were available to be issued.